UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lucio A. Noto
   120 Park Avenue

   NY, New York 10017
2. Issuer Name and Ticker or Trading Symbol
   Altria Group, Inc. (MO)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/31/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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Common Stock        |      |      |    | |                  |   |           |10936 1            |D     |                           |
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Common Stock        |      |      |    | |                  |   |           |600                |I 2   |By Daughter                |
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Common Stock        |      |      |    | |                  |   |           |15747              |I 2   |By Wife                    |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Phantom Stock|1-for-1 |1/31/ 2|      |A   | |93 3       |A  |N/A  |N/A  |Common Stock|93     |$37.43 |9712 5      |D  |            |
 Units       |        |003    |      |    | |           |   |     |     |            |       |4      |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Includes i) 6,109 shares held by reporting person, ii) 2,195 shares held jointly with spouse, iii) 1,072 shares held in an IRA, and iv) 1,560 deferred share equivalents held in the 2000 Stock Compensation Plan for Non-Employee Directors as of January 3
1, 2003 (an increase of 123 share equivalents since December 31, 2002, reflecting fluctuations in the value of share equivalents and the reinvestment of dividends under the Plan).
2. The reporting person disclaims beneficial ownership of these secutities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
3. These units were acquired on January 31, 2003 pursuant to the deferred fee program of the Altria 1992 Compensation Plan for Non-Employee Directors.
4. The average of the high and low price of Altria Group, Inc. Common Stock on January 31, 2003.
5. This is an increase of 242 share equivalents since December 31, 2002. The total includes share equivalents acquired, fluctuations in the value of share equivalents and the reinvestment of dividends under the deferred fee program of the Altria 1992 Com pensation Plan for Non-Employee Directors.
SIGNATURE OF REPORTING PERSON
Lucio A. Noto
G. Penn Holsenbeck for Lucio A. Noto